Principal Exchange-Traded Funds 711 High Street, Des Moines, IA 50392 515 247 5111 tel

May 30, 2025

Via EDGAR

Aaron Brodsky
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
Re:    Principal Exchange-Traded Funds (the "Registrant")
File Numbers 033-59474, 811-07572
Post-Effective Amendment No. 117 to the Registration Statement on Form N-1A (the "Amendment")

Dear Mr. Brodsky:

This letter responds, on behalf of the Registrant, to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) with respect to the Amendment, which you communicated to me by telephone on May 27, 2025. The Registrant filed the Amendment with the Commission on April 10, 2025, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”) for the purposes of changing the Principal Focused Blue Chip ETF (the “Fund”) from a non-transparent ETF to a fully transparent ETF.

Comment 1: Please supplementally explain why the Fund is moving away from the non-transparent ETF model.

Response: The Registrant notes that the Fund is moving to a fully transparent ETF model due to feedback from the Fund’s distribution and marketing team.

Comment 2: Please supplementally confirm that the Fund will comply with Rule 6c-11.

Response: The Registrant confirms that the Fund will comply with Rule 6c-11.

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Please call me at (515) 878-0460 if you have any questions.

Sincerely,

/s/ Deanna Y. Pellack

Deanna Y. Pellack
Counsel and Secretary, Registrant
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